SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Drexel Burnham Lambert Real Estate Associates II

(Name of Subject Company (Issuer))
AIMCO Properties, L.P.
Apartment Investment and Management Company
AIMCO-GP, Inc.
DBL Properties Corporation
Drexel Burnham Lambert Real Estate Associates II

(Names of Filing Persons (Offerors))
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Apartment Investment and Management Company
55 Beattie Place
PO Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$271,336	$8.33

*	For purposes of calculating the fee only. This amount assumes the purchase of 2,609 units of limited partnership interest of the subject partnership for $104 per unit. Based on the current fee rate of $30.70 per million, the fee is $8.33.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS
ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX
Offer to Purchase
Letter of Transmittal and Related Instructions
Letter to the Limited Partners
Appraisal

SCHEDULE TO
     This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest (“Units”) of Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership (the “Partnership”), at a price of $104 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated November 26, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be supplemented or amended from time to time, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) The information set forth under “The Offer — Section 13. Certain Information Concerning Your Partnership” in the Offer to Purchase is incorporated herein by reference. The Partnership’s principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.
     (b) This Schedule TO relates to the units of limited partnership interest of Drexel Burnham Lambert Real Estate Associates II, of which 37,273 units were issued and outstanding as of September 30, 2007.
     (c) Not applicable.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a)-(c) This Schedule TO is being filed by Apartment Investment and Management Company, a Maryland corporation (“Aimco”), AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”), AIMCO-GP, Inc., a Delaware corporation (“Aimco-GP”), DBL Properties Corporation, a New York corporation (“DBL Properties”), and the Partnership. Aimco-GP is the general partner of Aimco OP and a wholly owned subsidiary of Aimco. DBL Properties is the managing general partner of the Partnership and is a wholly owned subsidiary of Aimco. The principal business of Aimco, Aimco-GP, and Aimco OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal business of DBL Properties is managing the affairs of the Partnership. The business address of Aimco, Aimco-GP and Aimco OP is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of DBL Properties and the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and their phone number is (864) 239-1000.
     The information set forth under “The Offer — Section 8. Information Concerning Us and Certain of Our Affiliates” and Annex I of the Offer to Purchase is incorporated herein by reference.
     During the last five years, none of Aimco, Aimco-GP, Aimco OP, DBL Properties or the Partnership nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) and (b) The information set forth under “Summary Term Sheet — Conflicts of Interest”; “The Offer — Section 9. Background and Reasons for the Offer” and “The Offer — Section 11. Conflicts of Interest and Transactions with Affiliates” in the Offer to Purchase is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a), (c)(1)-(7) The information set forth under “The Offer — Section 7. Effects of the Offer — Effect on Trading Market; Registration under Section 12(g) of the Exchange Act”; “The Offer - Section 9. Background and Reasons for the Offer” and “The Offer — Section 12. Future Plans of Purchaser” in the Offer to Purchase is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a), (b) and (d) The information set forth under “The Offer — Section 15. Source of Funds” and “The Offer — Section 19. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     The information set forth under “The Offer — Section 13. Certain Information Concerning Your Partnership — Beneficial Ownership of Interests In Your Partnership” in the Offer to Purchase is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
     (a) Not applicable.
     (b) Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
     (a) The information set forth under “The Offer — Section 18. Certain Legal Matters” in the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.
ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase dated November 26, 2007.

(a)(2)	Letter of Transmittal and related Instructions.

(a)(3)	Letter from Aimco OP to the Limited Partners of Drexel Burnham Lambert Real Estate Associates II.

(b)(1)
Amended and Restated Secured Credit Agreement, dated as of November 2, 2004, by and among Aimco, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers and Bank of America, N.A., Keybank National Association, and the Lenders listed therein (Exhibit 4.1 to Aimco’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, is incorporated herein by reference).

(b)(2)
First Amendment to Amended and Restated Senior Secured Credit Agreement, dated as of June 16, 2005, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers, and Bank of

America, N.A., Keybank National Association, and the lenders listed therein (Exhibit 10.1 to Aimco’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2005, is incorporated herein by reference).

(b)(3)
Second Amendment to Amended and Restated Senior Secured Credit Agreement, dated as of March 22, 2006, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the borrowers, and Bank of America, N.A., Keybank National Association, and the lenders listed therein (Exhibit 10.1 to Aimco’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2006, is incorporated herein by reference).

(c)(1)	Appraisal of Presidential House Apartments, effective July 17, 2007, prepared by CB Richard Ellis, Inc. — Los Angeles, CA.

(d)	Not applicable.

(g)	None.

(h)	None.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: November 26, 2007

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President

AIMCO-GP, INC.
By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President

DBL PROPERTIES CORPORATION
By:	AIMCO PROPERTIES, L.P.
By: AIMCO-GP, INC. Its General Partner

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President

DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II
By:	DBL PROPERTIES CORPORATION

By:	AIMCO PROPERTIES, L.P.

By: AIMCO-GP, INC. Its General Partner

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Offer to Purchase dated November 26, 2007.

(a)(2)	Letter of Transmittal and related Instructions.

(a)(3)	Letter from Aimco OP to the Limited Partners of Drexel Burnham Lambert Real Estate Associates II.

(c)(1)	Appraisal of Presidential House Apartments, effective July 17, 2007, prepared by CB Richard Ellis, Inc. — Los Angeles, CA.